Exhibit 4.20

SHARE PURCHASE AGREEMENT

BETWEEN

BOISE CASCADE CORPORATION,

ABITIBI-CONSOLIDATED COMPANY OF CANADA,

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY,

ALLSTATE INSURANCE COMPANY,

AND

VOYAGEUR PANEL LIMITED

AND

AINSWORTH LUMBER CO. LTD.,

a corporation amalgamated under the laws of British Columbia,

Dated the 14th day of April, 2004

SHARE PURCHASE AGREEMENT

THIS AGREEMENT dated the 14th day of April, 2004,

B E T W E E N:

BOISE CASCADE CORPORATION, a corporation incorporated under the laws of the State of Delaware (hereinafter called “Boise”),

ABITIBI-CONSOLIDATED COMPANY OF CANADA, a corporation incorporated under the laws of Quebec (hereinafter called “ACI”),

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY, a corporation incorporated under the laws of the State of Wisconsin (hereinafter called “Northwestern”), and

ALLSTATE INSURANCE COMPANY a corporation incorporated under the laws of the State of Illinois (hereinafter called “Allstate”),

(hereinafter collectively called the “Vendors”),

AND:

VOYAGEUR PANEL LIMITED a corporation incorporated under the laws of Canada (hereinafter called “Voyageur”)

AND:

AINSWORTH LUMBER CO. LTD., a corporation amalgamated under the laws of British Columbia, (hereinafter called the “Purchaser”).

WHEREAS

(a)	The Vendors collectively are the registered holders and beneficial owners of all of the issued and outstanding shares in the capital of Voyageur.

(b)	The Vendors wish to sell to the Purchaser and the Purchaser wishes to purchase from the Vendors the Purchased Shares on the terms and conditions set out in this Agreement;

     NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party hereto), the Vendors, the Purchaser and Voyageur (collectively, the “Parties” and individually, a “Party”) covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Defined Terms

     For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings specified or referred to below and all grammatical variations of such terms shall have corresponding meanings:

(a)	“ACI” has the meaning set out on the first page hereof;

(b)	“Act” means the Canada Business Corporations Act as in effect on the date hereof;

(c)	“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner of Competition pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement;

(d)	“Affiliate” has the meaning attributed to that term in the Act;

(e)	“Agreement” means this Share Purchase Agreement and all amendments hereto made by written agreement between the Parties hereto, “herein” and similar expressions mean and refer to this Agreement and not to any particular Article, section, subsection or Schedule;

(f)	“Allstate” has the meaning set out on the first page hereof;

(g)	“Auditor” means KPMG;

(h)	“Auditor’s Engagement Letter” means the letter under which the Auditor agrees to perform certain services for Voyageur in respect of the financing being arranged by the Purchaser for the transactions contemplated in this Agreement, in the form attached as Schedule 5.5;

(i)	“Auditor’s Report” has the meaning set out in section 2.4;

(j)	“Boise” has the meaning set out on the first page hereof;

(k)	“Bonus Purchase Price” means the lesser of:

(i)	two thirds of the amount, if any, by which the weighted average mill net price received by Voyageur for the sale of oriented strand board products in the Business during the period commencing on the Closing Date and ending on December 31, 2004 exceeds Cdn. $275 per thousand square feet (3/8” basis), for the volume of oriented strand board sold by the Mill during such period; and

(ii)	$10,000,000;

(l)	“Bonus Purchase Price Calculation” has the meaning set out in subsection 2.7(a);

(m)	“BPP Payment Date” means March 31, 2005;

(n)	“Business” means the business currently carried on by Voyageur, consisting of the production of oriented strand board products at a facility located in Barwick, Ontario and the sale of such products;

(o)	“Business Day” means any day (other than a Saturday or a Sunday) on which the main branches of the Bank of Montreal in Toronto, Ontario and Vancouver, British Columbia, are both open for business;

(p)	“Closing” means the completion of the transactions contemplated by this Agreement;

(q)	“Closing Date” means:

(i)	May 19, 2004, subject to extension under section Error! Reference source not found.; or

(ii)	such other date that the Purchaser and the Vendors agree in writing that the Closing shall take place;

(r)	“Contracts” has the meaning set out in section 3.16;

(s)	“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to the Competition Act;

(t)	“Competition Act” means the Competition Act (Canada);

(u)	“Competition Act Compliance” means:

(i)	the issuance of an Advance Ruling Certificate; or

(ii)	the Purchaser and Voyageur have given the notice required under section 114 of the Competition Act with respect to the transactions contemplated by this Agreement and the applicable waiting period under section 123 of the Competition Act has expired or been waived in accordance with the Competition Act; or

(iii)	the obligation to give the requisite notice has been waived pursuant to subsection 113(c) of the Competition Act;

and, in the case of (ii) or (iii), the Purchaser has been advised in writing by the Commissioner of Competition or a person authorized by the Commissioner of Competition that such person is of the view, at that time, that, in effect, grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the transactions contemplated by this Agreement, and the form of and any terms and conditions attached to any such advice are acceptable to the Purchaser and the Vendors, acting reasonably, and such advice has not been rescinded or amended;

(v)	“CRA” means the Canada Customs and Revenue Agency or its successor;

(w)	“Current Assets” means the assets of Voyageur, that are “current assets” determined in accordance with GAAP and consistent with the prior practice of Voyageur, including, without limitation, cash and marketable securities, accounts receivable, inventories on hand (valued at the lower of cost or market), prepaid expenses and any other assets ordinarily realizable within the year;

(x)	“Current Liabilities” means debts and other obligations of Voyageur, that are “current liabilities” determined in accordance with GAAP and consistent with the prior practice of Voyageur, and including, without limitation, all accounts payable and accrued liabilities due within the year and all income, sales and other Taxes (excluding deferred or future income taxes), copyright fees and accruals in respect of wages, vacation pay, unemployment insurance, health premiums, Canada Pension Plan premiums and employee benefit plan and pension payments in respect of employees that Voyageur is liable to pay in or in respect of the year;

(y)	“Employee Plans” has the meaning set out in section 3.28;

(z)	“Encumbrance” means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre emption, privilege or any Contract to create any of the foregoing;

(aa)	“Environmental Laws” has the meaning set out in subsection 3.27(a);

(bb)	“Escrow Agent” means McCarthy Tétrault LLP, Barristers & Solicitors;

(cc)	“Escrow Agreement” means the agreement to be dated the Closing Date and to be made between the Escrow Agent, the Vendors and the Purchaser substantially in the form attached as Schedule 1.1(cc);

(dd)	“Exchange Act” means the United States Securities and Exchange Act of 1934, as amended;

(ee)	“Final Net Working Capital Position” means the Net Working Capital Position as at the Time of Closing;

(ff)	“Final Net Working Capital Statement” means the statement as to the Final Net Working Capital Position as prepared, presented and delivered in the manner set out in section 2.4;

(gg)	“Financial Statements” means, collectively, the audited financial statements of Voyageur as at and for the financial years ended December 31, 2001, 2002 and 2003, including the respective notes thereto and reports of Voyageur’s auditor thereon;

(hh)	“GAAP” means generally accepted accounting principles in the United States of America that the SEC has identified as having substantial authoritative support, as supplemented by Regulation S-X and Regulation S-B under the Exchange Act;

(ii)	“Governmental Entity” shall mean any federal, provincial, state or local government or any court, administrative agency or commission or other governmental or taxing authority or agency, domestic or foreign;

(jj)	“Hazardous Substances” has the meaning set out in subsection 3.27(a);

(kk)	“Holdback Escrow Agreement” means the agreement to be dated the Closing Date and made between the Escrow Agent, the Vendors and the Purchaser substantially in the form attached as Schedule 1.1(kk);

(ll)	“Holdback Release Date” means the last day of the month that is 12 months immediately after the Closing Date;

(mm)	“H-S-R Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (15 U.S.C. §18A, as amended);

(nn)	“Indemnity Claim” has the meaning set out in section 4.4;

(oo)	“Intellectual Property” has the meaning set out in section 3.14;

(pp)	“Interim Financial Statements” means the un-audited interim financial statements prepared by and for Voyageur, as at and for the period ended March 31, 2004;

(qq)	“Interim Net Working Capital Position” means the Net Working Capital Position as of March 31, 2004;

(rr)	“Interim Net Working Capital Statement” means the statement as to the Interim Net Working Capital Position as prepared, presented and delivered in the manner set out in section 2.2;

(ss)	“Interim Price Adjustment” has the meaning set out in subsection 2.3(e);

(tt)	“Licences” has the meaning set out in section 3.17;

(uu)	“Losses”, in respect of any matter, means all claims, demands, proceedings, losses, damages, liabilities, deficiencies, costs and expenses (including, without limitation, all legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) arising as a consequence of such matter, excluding indirect and consequential losses, damages, liabilities, deficiencies, costs and expenses, and claims, demands and proceedings based thereon. For the purposes of this Agreement, Losses suffered or incurred by Voyageur will be deemed to be Losses suffered or incurred by the Purchaser.

(vv)	“Material Adverse Effect” means an effect that results in or causes, or could reasonably be expected to result in or cause, a material adverse change in the business, assets or financial condition of the Business taken as a whole including, without limitation, any material adverse change that results from or is caused by the termination or suspension of or curtailment of rights under a material contract or permit, or any damage to or destruction or impairment of any asset on which the operation of the Business depends, but excluding any material adverse change that results from or is caused by conditions affecting generally any of the industries in which the Business is engaged, or the general economy;

(ww)	“Merger Notification Law Compliance” means the Parties have obtained Competition Act Compliance, complied with their obligations under the H-S-R Act as described in section 7.7, and:

(i)	the Federal Trade Commission (the “FTC”) under the H-S-R Act advises the Parties that early termination has been granted; or

(ii)	the applicable waiting period under the H-S-R Act has expired;

(xx)	“Net Working Capital Position” means the Current Assets less the Current Liabilities;

(yy)	“Northwestern” has the meaning set out on the first page hereof;

(zz)	“116 Withheld Amount” has the meaning set out in subsection 2.6(a);

(aaa)	“Permitted Encumbrances” means:

(i)	servitudes, easements, restrictions, rights of way and other similar rights in real property or any interest therein, provided the same are not of such nature as to materially adversely affect the use of the property subject thereto by Voyageur;

(ii)	undetermined or inchoate liens, charges and privileges incidental to current construction or current operations save and except for liens, charges and privileges related to any Taxes;

(iii)	statutory liens, charges, adverse claims, security interests or encumbrances of any nature whatsoever claimed or held by any Governmental Entity that relate to obligations not due or delinquent, save and except for liens, charges, adverse claims, security interests or encumbrances related to any Taxes;

(iv)	assignments of insurance provided to landlords (or their mortgage holders) pursuant to the terms of any lease and liens or rights reserved in any lease for rent or for compliance with the terms of such lease;

(v)	security given in the ordinary course of the Business to any public utility or Governmental Entity in connection with the operations of the Business, other than security for borrowed money;

(vi)	the reservations in any original grants from the Crown of any real property or interest therein and statutory exceptions to title that do not materially detract from the value of the real property used in the operation of the Business or materially impair its use in the operation of the Business; and

(vii)	the Permitted Encumbrances described in Schedule 1.1 (bbb);

(bbb)	“Purchased Common Shares” has the meaning set out in section 2.1;

(ccc)	“Purchased Preferred Shares” has the meaning set out in section 2.1;

(ddd)	“Purchased Shares” has the meaning set out in section 2.1;

(eee)	“Purchaser’s Auditor” shall mean Deloitte & Touche, Vancouver, British Columbia;

(fff)	“Purchaser’s Conditions” has the meaning set out in section Error! Reference source not found.;

(ggg)	“Real Property” has the meaning set out in section 3.11;

(hhh)	“Reference Amount” means the Net Working Capital Position as at December 31, 2003 as shown on Schedule 1.1(iii);

(iii)	“Responsible Persons” means: (i) in respect of Boise – Irving Littman; (ii) in respect of ACI – Allen Dea; (iii) in respect of Northwestern – Colleen Gunther; (iv) in respect of Allstate – David Puckett; and, (v) in respect of Voyageur – Irving Littman and Percy Champagne.

(jjj)	“SEC” means the United States Securities and Exchange Commission;

(kkk)	“Securities Act” means the United States Securities Act of 1933, as amended;

(lll)	“Share Purchase Price” has the meaning provided in section 2.3;

(mmm)	“Third Party Liability” has the meaning provided in section 4.4;

(nnn)	“Tax Act” means the Income Tax Act (Canada) as amended from time to time;

(ooo)	“Tax Audit” means any audit, assessment of Taxes, reassessment of Taxes, or other examination by any Governmental Entity or any judicial or administrative proceedings or appeal of such proceedings in respect of Voyageur;

(ppp)	“Tax Claim” has the meaning set out in subsection 4.5(e);

(qqq)	“Taxes” means any and all federal, provincial, regional, state, municipal, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise, goods and services, workers’ compensation and property taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity;

(rrr)	“Tax Return” means any and all returns, reports, information returns, declarations, statements, certificates, bills, schedules, documents, claims for refund, or other written information of or with respect to any Taxes which is supplied to or required to be supplied to any taxing authority, including any attachments, amendments and supplements thereto;

(sss)	“Time of Closing” means 12:01 a.m. (Toronto time) on the Closing Date or such other time as the Parties agree;

(ttt)	“Vendors” means Boise, ACI, Northwestern and Allstate;

(uuu)	“Voyageur” means Voyageur Panel Limited; and

(vvv)	“Warranty Holdback Amount” means the sum of $10,000,000.

1.2 Currency

     Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in terms of, and all payments to be made pursuant to this Agreement shall be made in, lawful currency of the United States.

1.3 Sections and Headings

     The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to a section or a Schedule refers to the specified section of or Schedule to this Agreement.

1.4 Number, Gender and Persons

     In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

1.5 Entire Agreement

     This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

1.6 Construction

     The Parties agree that each Party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting Party shall not be employed in the interpretation of this Agreement or any amendments, schedules or exhibits thereto.

1.7 Applicable Law

     This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in British Columbia, and each Party hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals from such courts.

1.8 Severability

     If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

1.9 Amendments and Waivers

     No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

1.10 Schedules

     The following Schedules are attached to and form part of this Agreement:

Schedule 1.1(cc)	-	Escrow Agreement
Schedule 1.1(kk)	-	Holdback Escrow Agreement
Schedule 1.1(bbb)	-	Permitted Encumbrances
Schedule 1.1(iii)	-	Calculation of Reference Amount
Schedule 3.3	-	Ownership of issued shares of Voyageur
Schedule 3.9	-	Business outside ordinary course
Schedule 3.11	-	Real Property
Schedule 3.14	-	Intellectual Property
Schedule 3.15	-	Insurance Policies
Schedule 3.16	-	Contracts and Required Consents
Schedule 3.17	-	Licences and Required Approvals and Consents
Schedule 3.20	-	Taxes
Schedule 3.21	-	Litigation
Schedule 3.22	-	Employee Matters
Schedule 3.23	-	Bank Accounts
Schedule 3.24	-	Directors and Officers
Schedule 3.26	-	Non arm’s length transactions
Schedule 3.27	-	Environmental
Schedule 3.28	-	Employee Plans
Schedule 3.29	-	Collective Agreements and Other Union Contracts
Schedule 5.5	-	Auditor’s Engagement Letter
Schedule 8.1(g)	-	McCarthy Tétrault opinion
Schedule 8.1(j)	-	Release by Vendors
Schedule 8.2(e)	-	Purchaser’s counsel opinion

1.11 Knowledge

     Where in this Agreement, or in any certificate or document delivered in connection herewith or in implementation of any of the transactions contemplated hereby, any statement, representation or warranty is made as to, or as being based on, the knowledge of the Vendors or Voyageur, or words to like effect, such statement, representation or warranty will be construed as including only matters within the actual knowledge of the applicable Responsible Person or Persons without independent investigation, and does not include constructive or imputed knowledge of the Responsible Person or Persons or any of them or the knowledge, information or belief of any other person.

ARTICLE 2 - PURCHASE AND SALE OF PURCHASED SHARES

2.1 Purchase and Sale of Purchased Shares

     Subject to the terms and conditions hereof, each of the Vendors covenants and agrees to sell, assign and transfer to the Purchaser and the Purchaser covenants and agrees to purchase from the Vendors all but not less than all the issued and outstanding common and Class A preferred shares of Voyageur held by each of the Vendors, as set out in Schedule 3.3, as at the Time of Closing (the “Purchased Common Shares” and the “Purchased Preferred Shares” respectively, and collectively referred to as the “Purchased Shares”).

2.2 Interim Financial Statements and Interim Net Working Capital Statement

     The Vendors shall cause Voyageur to prepare and deliver to the Purchaser by April 16, 2004, the Interim Financial Statements and the Interim Net Working Capital Statement. The Interim Financial Statements and the Interim Net Working Capital Statement shall be prepared in accordance with GAAP applied on a basis consistent with prior periods, and shall be correct and complete. The Interim Financial Statements shall present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Voyageur as at the applicable date and the sales, earnings and results of operations of Voyageur for the period covered by the Interim Financial Statements.

2.3 Purchase Price for Purchased Shares

     The purchase price payable by the Purchaser for the Purchased Shares (the “Share Purchase Price”) shall be $193,000,000, plus or minus adjustments as provided in subsection 2.3(e) and in section 2.5, plus the Bonus Purchase Price, determined and payable as follows:

(a)	At the Time of Closing, the Purchaser shall pay to the Vendors:

(i)	$193,000,000;

plus or minus (as provided in subsection 2.3(e)):

(ii)	the Interim Price Adjustment;

minus:

(iii)	the Warranty Holdback Amount.

(b)	At the Time of Closing, the Purchaser shall pay to the Escrow Agent the Warranty Holdback Amount to be held and invested by the Escrow Agent, on behalf of the Vendors, pursuant to the Holdback Escrow Agreement, as set out in section 2.8.

(c)	On or before the BPP Payment Date, the Purchaser shall pay to the Vendors the Bonus Purchase Price.

(d)	The Share Purchase Price (as further adjusted pursuant to section 2.5) shall be allocated as to 405/595ths among the Vendors in proportion to the number of Purchased Common Shares owned by each of the Vendors, and as to 190/595ths among the Vendors in proportion to the number of Purchased Preferred Shares owned by each of the Vendors. The Vendors and the Purchaser shall report the transaction in their Tax Returns in accordance with the allocation in this subsection.

(e)	Interim Price Adjustment

The Vendors, not later than two Business Days prior to the Closing Date, shall provide to the Purchaser a statement setting forth the difference between the Reference Amount and the Interim Net Working Capital Position (the “Interim Price Adjustment”). If the Reference Amount is less than the Interim Net Working Capital Position then the amount of the Interim Price Adjustment shall be added to the amount specified in subsection 2.3(a)(i). If the Reference Amount is greater than the Interim Net Working Capital Position then the amount of the Interim Price Adjustment shall be deducted from the amount specified in subsection 2.3(a)(i).

(f)	The Purchaser may withhold the 116 Withheld Amount from the portion of the Share Purchase Price payable to a particular Vendor on the Closing or on the BPP Payment Date, as determined in accordance with section 2.6, and any such amount shall be paid by the Purchaser to the Escrow Agent in trust on the conditions described in section 2.6. For greater certainty, this subsection 2.3(f) shall not authorize the Purchaser to withhold any amount from the portion of the Share Purchase Price payable to ACI or to Allstate.

(g)	Within two Business Days following receipt of the Final Net Working Capital Statement prepared in accordance with the procedures set out in section 2.4 and the Auditor’s Report by the Vendors (such receipt to be acknowledged on such day to the Purchaser by electronic mail or telecopier), the Vendors and the Purchaser agree to adjust the Share Purchase Price as required by section 2.5 and shall, to the extent required by section 2.5, make the additional payments to each other required by section 2.5, all such payments to be made within four Business Days after receipt by the Vendors of the Final Net Working Capital Statement and the Auditor’s Report.

Each amount payable in this section 2.3 shall be payable by certified cheque, bank draft or electronic inter-bank transfer in immediately available funds.

2.4 Final Net Working Capital Position

(a)	The Purchaser shall cause Voyageur to prepare the Final Net Working Capital Statement, which shall set out as at the Time of Closing the Final Net Working Capital Position, taking into account all revenue and expenses of Voyageur up to the Time of Closing, such statement to be prepared in accordance with GAAP.

(b)	The Purchaser shall cause the Purchaser’s Auditor to audit the Final Net Working Capital Statement and to deliver an opinion addressed to the Purchaser and the Vendors that the Final Net Working Capital Statement has been determined and calculated in compliance with the terms of this Agreement (the “Auditor’s Report”).

(c)	The Purchaser shall within 60 days after the Closing Date deliver to the Vendors the Final Net Working Capital Statement and the Auditor’s Report.

The Final Net Working Capital Statement shall be final and binding as between the Purchaser and the Vendors upon their receipt of the Final Net Working Capital Statement and the Auditor’s Report pursuant to subsection 2.4(c). The Purchaser acknowledges that Voyageur has retained investment advisers, legal counsel and other professional consultants to assist with the sale of the Purchased Shares and that the fees of such advisors, counsel and consultants shall be paid by Voyageur and provided for in the Final Net Working Capital Statement.

2.5 Share Purchase Price Adjustment

     If necessary, certain additional adjustments to the Share Purchase Price and post Closing payments shall be made between the Vendors and the Purchaser, as the case may be, following receipt of the Final Net Working Capital Statement and Auditor’s Report, as follows:

(a)	if the Final Net Working Capital Position is an amount equal to the Interim Net Working Capital Position, then no adjustment will be made to the Share Purchase Price; or

(b)	if the Final Net Working Capital Position is an amount greater than the Interim Net Working Capital Position, then the Share Purchase Price shall be increased to reflect such difference, and the Vendors shall be paid, in the same proportions as the Share Purchase Price was allocated to the Vendors, the amount of the difference between the Final Net Working Capital Position and the Interim Net Working Capital Position by the Purchaser; or

(c)	if the Final Net Working Capital Position is an amount lesser than the Interim Net Working Capital Position, then the Share Purchase Price shall be reduced to reflect such difference, and the Purchaser shall be paid the amount of the difference between the Final Net Working Capital Position and the Interim Net Working Capital Position by the Vendors, in the same proportions as the Share Purchase Price was allocated to the Vendors.

2.6 Section 116 Requirements

     Each of Boise and Northwestern shall deliver to the Purchaser a certificate issued pursuant to section 116 of the Tax Act in respect of the sale of the Purchased Shares held by such non-resident Vendor (the “Vendor’s Shares”), provided that:

(a)	If a certificate issued by the Minister of National Revenue pursuant to subsection 116(2) of the Tax Act in respect of the disposition of the Vendor’s Shares to the

Purchaser, specifying a certificate limit in an amount which is not less than the portion of the Share Purchase Price allocable to the Vendor’s Shares, (a “Vendor Purchase Price”) is not delivered to the Purchaser on or before the Closing Date (or with respect to the Bonus Purchase Price on the BPP Payment Date), the Purchaser shall be entitled to withhold from the Share Purchase Price then payable to the Vendor the amount that it may be required to remit pursuant to subsection 116(5) of the Tax Act in connection with such purchase (a “116 Withheld Amount”), and the Purchaser shall pay any such 116 Withheld Amount to the Escrow Agent on the Closing Date (or the BPP Payment Date, as may then be applicable). For greater certainty, the Purchaser may not withhold any amount from the Bonus Purchase Price pursuant to this subsection 2.6(a) where a certificate described in subsection 2.6(d)(i) or (ii) has been delivered to the Purchaser on or before the time the Bonus Purchase Price is paid.

(b)	The Escrow Agent shall invest, on behalf of the relevant Vendor, the 116 Withheld Amount in one or more investments the interest on which is not subject to Canadian withholding tax under Part XIII of the Tax Act from the date of receipt until the earlier of the date on which the 116 Withheld Amount (or a portion thereof) is delivered to the relevant Vendor or remitted to the Receiver General of Canada.

(c)	If, prior to the 28th day after the end of the month in which the Closing Date or the BPP Payment Date, as may then be applicable, occurs (or such later time if the CRA confirms in writing that CRA will not enforce the remittance of funds as required by subsection 116(5) of the Tax Act), the Vendor delivers to the Purchaser (with a copy to the Escrow Agent):

(i)	a certificate issued by the Minister of National Revenue under subsection 116(2) of the Tax Act in respect of the disposition of the Vendor’s Shares to the Purchaser, the Escrow Agent shall promptly pay to the Vendor the lesser of (i) the amount withheld pursuant to subsection 2.6(a) and (ii) the amount withheld pursuant to subsection 2.6(a) less the product of X and Y where (X) is the amount, if any, by which the Vendor Purchase Price exceeds the certificate limit specified in such certificate and (Y) is the percentage specified in subsection 116(5) of the Tax Act, together with any interest earned on the 116 Withheld Amount to the date of such payment; or

(ii)	a certificate issued by the Minister of National Revenue under subsection 116(4) of the Tax Act in respect of the disposition of the Vendor’s Shares to the Purchaser, the Escrow Agent shall promptly pay the amount withheld pursuant to subsection 2.6(a) to the Vendor, together with any interest earned thereon.

(d)	If the Purchaser has withheld an amount pursuant to subsection 2.6(a) and the Vendor does not deliver to the Purchaser (with a copy to the Escrow Agent), prior to the 28th day after the end of the month in which the Closing Date, or the BPP

Payment Date, as applicable, occurs (or such later time if the CRA confirms in writing that it will not enforce the remittance of funds as required by subsection 116(5) of the Tax Act):

(i)	a certificate issued by the Minister of National Revenue under subsection 116(2) of the Tax Act in respect of the disposition of the Vendor’s Shares to the Purchaser specifying a certificate limit equal or greater than the Vendor Purchase Price; or

(ii)	a certificate issued by the Minister of National Revenue under subsection 116(4) of the Tax Act in respect of the disposition of the Vendor’s Shares to the Purchaser;

then the Escrow Agent shall remit to the Receiver General of Canada the amount required to be remitted pursuant to subsection 116(5) of the Tax Act and the Escrow Agent shall pay to the Vendor any remaining portion of the amount withheld pursuant to subsection 2.6(a), together with interest earned thereon, prior to such remittance.

(e)	Where any amount is remitted to the Receiver General of Canada pursuant to this section 2.6, the Escrow Agent shall furnish the relevant Vendor with confirmation from CRA that such remittance has been made. Any such remittance shall be deemed to have been paid by the Purchaser to the relevant Vendor on account of the Share Purchase Price.

(f)	If, pursuant to this section 2.6, the Purchaser is obliged to pay to the Escrow Agent any amount withheld from the Share Purchase Price payable to Boise or Northwestern then, on the Closing Date, the Purchaser and such Vendor will execute and deliver to each other the Escrow Agreement which sets out, inter alia, the terms on which the amount withheld from the Share Purchase Price is to be dealt with by the Escrow Agent.

2.7 Bonus Purchase Price Calculation

(a)	The Purchaser shall cause Voyageur on or before February 28, 2005 to prepare a written statement (the “Bonus Purchase Price Calculation”) showing the calculation of the Bonus Purchase Price.

(b)	Thereafter, the Purchaser shall cause the Purchaser’s Auditor to audit the Bonus Purchase Price Calculation and to deliver an opinion addressed to the Purchaser and the Vendors that the Bonus Purchase Price Calculation has been determined and calculated in compliance with the terms of this Agreement (the “BPP Audit Report”).

(c)	The Purchaser shall on or before March 31, 2005 deliver to the Vendors the Bonus Purchase Price Calculation and the BPP Audit Report.

     The Bonus Purchase Price Calculation shall be final and binding as between the Purchaser and the Vendors upon their receipt of the Bonus Purchase Price Calculation and the BPP Audit Report pursuant to the foregoing.

2.8 Holdback Escrow Requirements

     Each Vendor shall receive the portion of the Share Purchase Price allocable to the Vendor’s Shares that is payable under subsection 2.3(b) by payment of the same to the Escrow Agent to be held on the terms of the Holdback Escrow Agreement. The Escrow Agent shall invest, on behalf of the Vendors, the Warranty Holdback Amount in one or more investments the interest on which is not subject to Canadian withholding tax under Part XIII of the Tax Act from the Closing Date until the Holdback Release Date and shall hold and pay or apply the Warranty Holdback Amount, and all interest accrued thereon, as follows:

(a)	if, prior to the Holdback Release Date, the Purchaser has delivered to the Vendors a demand for reimbursement of an Indemnity Claim under subsection 4.4(b) (with a copy to the Escrow Agent), then the Escrow Agent, unless then prohibited by order of a Court of competent jurisdiction, will, not more than 28 Business Days after receipt of such demand, pay to the Purchaser the amount of such Indemnity Claim;

(b)	if the Purchaser has delivered to the Vendors a notice of an Indemnity Claim for which a demand for reimbursement under subsection 4.4(b) has not been given, then the Escrow Agent will continue to hold the amount of such Indemnity Claim, as specified in the notice, pending the final determination of such Indemnity Claim on completion of settlement proceedings or related legal proceedings, when the Escrow Agent, unless then prohibited by order of a Court of competent jurisdiction, will, not more than 28 Business Days after receipt of a demand for payment by the Purchaser, promptly pay to the Purchaser the amount of such Indemnity Claim, as finally determined; and

(c)	on the Holdback Release Date, any amount not paid or required to be held pursuant to the foregoing, and interest accrued thereon, will be paid to the Vendors.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

Part 1

     Representations and Warranties Regarding the Vendors

     In sections 3.1 to 3.4 inclusive, each Vendor, individually and with respect to itself only, represents and warrants to the Purchaser as follows:

3.1 Organization of Vendor

     Such Vendor is a corporation incorporated and organized and validly subsisting under the laws of its jurisdiction of incorporation and has the corporate power to own or lease its property, to enter into this Agreement and to perform its obligations hereunder.

3.2 Authorization

     This Agreement has been duly authorized, executed and delivered by such Vendor and is a legal, valid and binding obligation of such Vendor, enforceable against such Vendor by the Purchaser in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3.3 Ownership of Purchased Shares

     As of the Time of Closing, such Vendor will be the only beneficial and registered owner of record of the Purchased Shares of Voyageur listed opposite its name in Schedule 3.3 with good and marketable title thereto, free and clear of all Encumbrances and none of such Purchased Shares will be subject to any voting trust, shareholder agreement or voting agreement. Upon completion of the transactions contemplated by this Agreement, all of such Purchased Shares will be owned by the Purchaser as the only beneficial and registered owner of record, with a good and marketable title thereto (except for such Encumbrances as may have been granted by the Purchaser). As of the Time of Closing, no person other than the Purchaser shall have any written or oral agreement or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from such Vendor of any of the Purchased Shares.

3.4 No Conflicts

     Subject to receipt of the approvals or consents contemplated herein including but not limited to the approvals contemplated by Article 7, the execution and delivery of this Agreement by such Vendor and the consummation of the transactions herein provided for will not result in the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation, except where such event will not have a Material Adverse Effect under:

(a)	any Contract, licence, or permit to which such Vendor is a party;

(b)	any provision of the constating documents, by-laws or resolutions of the directors or shareholders of the Vendor;

(c)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over such Vendor; or

(d)	any applicable law, statute, ordinance, regulation or rule.

Part 2

     Representations of Voyageur

     In sections 3.5 to 3.30, Voyageur represents and warrants to the Purchaser as follows, and each Vendor warrants that, to its knowledge (as construed in accordance with section 1.11 of this Agreement), the following representations and warranties are true and correct.

3.5 Authorized and Issued Capital

     The authorized and issued shares of Voyageur as at the Time of Closing will be as set out in Schedule 3.3, of which all the issued and outstanding common and Class A preferred shares will be outstanding as duly issued, fully paid and non-assessable.

3.6 Options

     As of the Time of Closing, no person, firm or corporation will have any agreement or option or any right or privilege (whether by law, pre emptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares or other securities of Voyageur.

3.7 Organization of Voyageur

     Voyageur is a corporation incorporated and organized and validly subsisting under the laws of Canada and has the corporate power to own or lease its property, to enter into this Agreement and to perform its obligations hereunder. Voyageur is duly qualified as a corporation to do business in each jurisdiction in which the nature of the Business or the property and assets owned or leased makes such qualification necessary.

3.8 No Violation

     Subject to receipt of the approvals or consents contemplated herein, including but not limited to the approvals contemplated by Article 7, the execution and delivery of this Agreement by the Vendors and the consummation of the transactions herein provided for will not result in either:

(a)	the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any obligation of Voyageur, except where such event will not have a Material Adverse Effect, under:

(i)	any Contract, licence or permit to which Voyageur is a party or by which it, or any of its properties is, bound;

(ii)	any provision of the constating documents, by laws or resolutions of the sole director or shareholders of Voyageur;

(iii)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over Voyageur;

(iv)	any licence, permit, approval, consent or authorization held by Voyageur and applicable or necessary to the operation of the Business; or law, statute, ordinance, regulation or rule; or

(b)	the creation or imposition of any Encumbrance on any of the property or assets of Voyageur.

3.9 Business of Voyageur

     The Business is the only business operation carried on by Voyageur, and the property and assets owned or leased by Voyageur are sufficient for Voyageur to carry on the Business as currently conducted. Except as contemplated by this Agreement or set forth in Schedule 3.9, since the date of the Interim Financial Statements the Business has been conducted in the ordinary and usual course of business. All the material tangible assets of Voyageur are situate at the locations set out in Schedule 3.11. Voyageur has no subsidiaries.

3.10 Tangible Personal Property

     Voyageur has good and valid title to, or a leasehold interest in, its material tangible personal property, free and clear of all Encumbrances other than the Permitted Encumbrances, in order to allow it to use such material tangible personal property as currently being used.

3.11 Location of Real Property

     Schedule 3.11 sets forth a complete and accurate legal description of all the real property owned by Voyageur (the “Real Property”). Voyageur does not own or lease and has not agreed to acquire or lease any real property or interest in real property material to the Business other than the Real Property, except as described in Schedule 3.11.

3.12 Title to Real Property

     Voyageur has the exclusive right to possess, use and occupy, and has good and marketable title in fee simple to, all the Real Property, free and clear of all Encumbrances or other restrictions of any kind other than Permitted Encumbrances. All buildings, structures, improvements and appurtenances situated on the Real Property are adequate and suitable for the purposes for which they are currently being used and Voyageur has adequate rights of ingress and egress for the operation of the Business in the ordinary course. None of such buildings, structures, improvements or appurtenances (or any equipment therein), nor the operation or maintenance thereof, violates any restrictive covenant or any provision of any federal, provincial or municipal law, ordinance, rule or regulation, or encroaches on any property owned by others.

3.13 Real Property Leases

     Voyageur is not party to any lease or agreement in the nature of a lease in respect of any real property, whether as lessor or lessee.

3.14 Intellectual Property

     Attached hereto as Schedule 3.14 is a complete and accurate list of all trade marks, trade names, business names, patents, inventions, copyrights, service marks, brand names, industrial designs used by Voyageur in carrying on the Business, including, without limitation, all licences and all like rights used by or granted to Voyageur in connection with the Business and all right to register or otherwise apply for the protection on any of the foregoing (collectively, the “Intellectual Property”) and of all Contracts and amendments thereto that comprise or relate to the Intellectual Property. Voyageur’s use of the Intellectual Property in the Business does not violate or infringe the rights of any third party. No person has been granted any interest in or right to use all or any portion of the Intellectual Property except as disclosed in Schedule 3.14.

3.15 Insurance

     Schedule 3.15 sets out all insurance policies maintained by Voyageur on its property and assets or personnel as of the date hereof. All said coverages will be cancelled on the Closing Date.

3.16 Agreements and Commitments

     Schedule 3.16 lists each agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment, whether written or oral that is binding upon Voyageur and that involves payment or other obligations of more than $50,000 in the aggregate or whose termination would have a Material Adverse Effect (collectively, the “Contracts”), other than any Contract referred to in Schedules 3.11, 3.14 and 3.15 or Article 2. Except as specified in Schedule 3.16, and in each case other than any such failure, breach, default, or waiver, as applicable, which, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect, (i) each of the Contracts is valid, binding, in full force and effect, and enforceable by Voyageur, in accordance with its terms; (ii) Voyageur is not in breach or default in any material respect under any of the Contracts; (iii) Voyageur has not waived any of its material rights under any of the Contracts or modified any of the material terms thereof and (iv) to the knowledge of Voyageur, no other party to any Contract is in breach or default in any material respect under any such Contract.

3.17 Governmental Authorization

     Schedule 3.17 sets out a complete and accurate list of all material licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) (the “Licences”) held by or granted to Voyageur. The Licences are sufficient to authorize Voyageur to carry on the Business as currently conducted. To the knowledge of the Vendor, no proceeding is pending or threatened to revoke or limit any Licence except as described in Schedule 3.17.

3.18 Financial Statements

     The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with prior periods, are correct and complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of

Voyageur as at the respective dates of the Financial Statements and the sales, earnings and results of operations of Voyageur for the respective periods covered by the Financial Statements. Since the date of the most recent Financial Statements, there has been no Material Adverse Effect.

3.19 Books and Records

     The books and records of Voyageur fairly and correctly set out and disclose the financial position of Voyageur as of the date thereof and all financial transactions of Voyageur as of the date hereof have been accurately recorded in such books and records.

     The minute books of Voyageur contain accurate and complete records of all meetings, resolutions and corporate actions taken by the shareholders and the sole director.

3.20 Taxes

     Except as set out in Schedule 3.20:

(a)	Voyageur will have filed on or before the Closing Date all Tax Returns required to be filed by it with any Governmental Entity, no Governmental Entity has made a claim that Voyageur is required to file a Tax Return that Voyageur has not filed, and all Tax Returns filed by Voyageur are true, correct and complete in all material respects and it has paid all Taxes shown thereon as owing.

(b)	All material Taxes which Voyageur has been required to collect or withhold have been duly collected or withheld and, to the extent required, timely remitted to the relevant Governmental Entity.

(c)	No material issues have been raised by any Governmental Entity in a Tax Audit or other communication in respect of Voyageur, and there are no material audits, actions, assessments, suits, proceedings, investigations or claims pending or, to the knowledge of Voyageur, proposed in respect of Taxes.

(d)	The Canadian federal income tax liability of Voyageur has been assessed by CRA for all fiscal years up to and including the fiscal year ended December 31, 2002.

(e)	There have been no waivers or extensions filed with any Governmental Entity providing for an extension of any statute of limitations related to any Taxes.

3.21 Litigation

     Except as described in Schedule 3.21, there are no claims, actions, suits or proceedings (whether or not purportedly on behalf of Voyageur) pending or, to the knowledge of Voyageur, threatened against Voyageur or before or by any federal, provincial, municipal or other governmental department, court, commission, board, bureau, agency or instrumentality, domestic or foreign, or by or before an arbitrator or arbitration board.

3.22 Employees

     Except as disclosed on Schedule 3.22, no notice has been received by Voyageur of any complaint filed by any of the employees against Voyageur claiming that Voyageur has violated any applicable employment standards or the human rights code or of any complaints or proceedings of any kind involving Voyageur or, to Voyageur’s knowledge, any of the employees of Voyageur before any labour relations board. There are no outstanding orders or charges against Voyageur under any applicable occupational health and safety legislation. All levies, assessments and penalties made against Voyageur pursuant to all the applicable workplace health, safety and insurance legislation have been paid by Voyageur and Voyageur has not been reassessed under any such legislation during the past three years.

3.23 Accounts

     Schedule 3.23 sets forth a true and complete list showing the name of each bank, trust company or similar institution in which Voyageur has accounts or safe deposit boxes, the number or designation of each such account and safe deposit box and the names of all persons authorized to draw thereon or to have access thereto.

3.24 Directors and Officers

     Schedule 3.24 sets forth the names and titles of the director and all of the officers of Voyageur.

3.25 Dividends

     Since December 31, 2003, Voyageur has not, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its outstanding shares of any class or agreed to do so.

3.26 Non Arm’s Length Transactions

     Except as set out in Schedule 3.26, Voyageur has not since the date of the most recent Financial Statements made any payment or loan to, or borrowed any money from or is otherwise indebted to, any officer, director, employee, shareholder or any other person not dealing at arm’s length with Voyageur (within the meaning of the Tax Act), except as disclosed in the Financial Statements and except for usual employee reimbursements and compensation paid in the ordinary and normal course of the Business.

3.27 Environmental

(a)	Except as described in Schedule 3.27, to Voyageur’s knowledge, Voyageur has been and is in compliance with all applicable federal, provincial, municipal and local laws, statutes, ordinances, by laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (“Environmental Laws”) relating to the protection of the environment, occupational health and safety or the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (“Hazardous Substances”).

(b)	Except as shown in Schedule 3.27, during the past three years, Voyageur has not received any notice of, nor been prosecuted for an offence alleging, non compliance with any Environmental Laws, and Voyageur has not settled any allegation of non-compliance short of prosecution. To Voyageur’s knowledge, there are no orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Business or any property of Voyageur, nor has it received notice of any of the same.

(c)	Except as set forth in the Phase I Environmental Report dated March 2004, prepared for Voyageur by Barr Engineering Company, Voyageur has not caused or permitted, nor does it have any knowledge of, the release, in any manner whatsoever, of any Hazardous Substance on or from any of its properties or assets or any property or facility that it previously owned or leased, or any such release on or from a facility owned or operated by third parties but with respect to which Voyageur is or may reasonably be alleged to have liability.

(d)	Voyageur has delivered to the Purchaser true and complete copies of all environmental audits, evaluations, assessments, studies or tests performed by Voyageur or its contractors relating to Voyageur’s Barwick facility of which it has knowledge and which have been completed within three years of the date of this Agreement.

3.28 Employee Plans

(a)	Schedule 3.28 identifies each deferred compensation, bonus or incentive compensation, share option or purchase, severance, termination pay, hospitalization or other medical benefit, life or other insurance, vision, dental, drug, sick leave, disability, salary continuation, vacation, supplemental unemployment benefits, profit sharing, incentive or other compensation, mortgage assistance, pension or supplemental pension plan, retirement compensation arrangement, group registered retirement savings plan, deferred profit sharing plan, employee profit sharing plan, savings, retirement or supplemental retirement plan, program or arrangement, whether funded or unfunded, formal or informal, that is maintained, contributed to or required to be contributed to, by Voyageur, or to which Voyageur is a party, or bound by, or under which Voyageur has any liability or contingent liability for the benefit of employees or former employees of Voyageur and their dependents (the “Employee Plans”).

(b)	A true, current and complete copy of each Employee Plan (as amended to date) has been made available to the Purchaser together with current and complete copies of all documents relating to each Employee Plan, including, as applicable: (i) all documents establishing, creating or amending each Employee Plan, including but not limited to all prior versions of such documents and amendments thereto; (ii) all trust agreements and funding agreements; (iii) all contracts relating to each Employee Plan, including all insurance contracts, investment management agreements, subscription agreements and participation agreements; and (iv) all literature, booklets, summaries or manuals prepared for or circulated to employees generally concerning each Employee Plan.

(c)	Except as set out in Schedule 3.28, and except for such instances of non compliance which would not, individually or collectively, have a Material Adverse Effect, each of the Employee Plans is, and has been, established, registered, qualified, administered and invested in compliance with (i) the terms thereof, and (ii) all applicable laws, including, without limiting the generality of the foregoing, the applicable pension and tax legislation.

(d)	All material obligations of Voyageur due or accruing due under the Employee Plans up to and including the Closing Date (whether pursuant to the terms thereof or any applicable laws) shall have been satisfied by Voyageur or shall be fully provided for in the Financial Statements, the Interim Financial Statements or the Final Net Working Capital Position, as applicable.

3.29 Collective Agreements

     Except as listed and described in Schedule 3.29, Voyageur has not made any Contracts with any labour union or employee association nor made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements and Voyageur is not aware of any current attempts to organize or establish any additional labour union or employee association with respect to any employees of Voyageur, nor is there any other certification of any such union with regard to a bargaining unit.

3.30 No Long Term Debt or Guarantees at Closing

     At the Closing Date, Voyageur will not have any obligation or liability of any nature arising out of or in respect of any long-term indebtedness for money borrowed (or the current portion of any long-term debt) and will not have guaranteed the debts, liabilities or obligations of any other person.

Part 3

     Representations and Warranties of the Purchaser

     In sections 3.31 to 3.35 inclusive, the Purchaser represents and warrants to each of the Vendors as follows:

3.31 Organization

     The Purchaser is a corporation validly subsisting under the laws of British Columbia and it has the corporate power to enter into and perform its obligations pursuant to this Agreement.

3.32 Investment Canada

     The Purchaser is a Canadian within the meaning of the Investment Canada Act (Canada).

3.33 No Violation

     The execution and delivery of this Agreement by the Purchaser and the consummation of the transactions provided for herein will not result in the violation of, or constitute a default under, or conflict with or cause the acceleration of any obligation of the Purchaser under:

(a)	any Contract to which the Purchaser is a party or by which it is bound;

(b)	any provision of the constating documents or by laws or resolutions of the board of directors (or any committee thereof) or shareholders of the Purchaser;

(c)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over the Purchaser; or

(d)	any applicable, law, statute, ordinance, regulation or rule.

3.34 Authorization

     This Agreement has been duly authorized, executed and delivered by the Purchaser and is a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser by each of the Vendors in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the enforcement of rights of creditors generally and except that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

3.35 Consents and Approvals

     Except as set out in Article 7 and in Schedule 3.17, there is no requirement for the Purchaser to make any filing with, give any notice to or obtain any Licences of any government or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement.

Part 4

     Representations and Warranties of Certain Vendors

     In section 3.36, ACI represents and warrants to the Purchaser, and in section 3.37, Allstate represents and warrants to the Purchaser, as follows:

3.36 Residence of ACI

     ACI is not a non-resident of Canada for purposes of the Tax Act.

3.37 Excluded Insurer

     Allstate is a non-resident insurer that is authorized to carry on an insurance business in Canada, carries on such business in Canada and satisfies the conditions described in paragraph 116(6)(e) of the Tax Act.

ARTICLE 4 - SURVIVAL OF REPRESENTATIONS AND
WARRANTIES AND INDEMNIFICATION

4.1 Expiration of Representations and Warranties of the Vendors and Voyageur

     The representations and warranties of each of the Vendors and Voyageur contained in this Agreement and any agreement, instrument, certificate or other document given pursuant hereto shall survive Closing; provided, however, that all representations and warranties other than those in section 3.20 shall survive only for a period of twelve months after the Closing Date, at which time they will expire automatically except insofar as a claim for indemnification has been advanced within such twelve month period in relation thereto.

4.2 Expiration of the Representations and Warranties of the Purchaser

     The representations and warranties of the Purchaser contained in this Agreement or in any agreement, instrument, certificate or other document given pursuant hereto shall survive Closing; provided, however, that all representations and warranties of the Purchaser shall survive only for a period of twelve months after the Closing Date, at which time they will expire automatically except insofar as a claim for indemnification has been advanced within such twelve month period in relation thereto.

4.3 Vendors’ General Indemnity

     Each of the Vendors hereby agrees upon demand to jointly and severally indemnify and save harmless the Purchaser from and against all Losses in any manner accruing from, arising out of or with respect to, or relating to: (i) any breach of a representation or warranty by any of the Vendors or Voyageur in this Agreement or in any agreement, instrument, certificate or other document given pursuant hereto (other than any representation or warranty in section 3.20); (ii) the litigation described in Schedule 3.21; or (iii) the environmental warning notice described in Schedule 3.27; provided however that:

(a)	in the case of any representation and warranty contained in Part 1 or Part 4 of Article 3 of this Agreement, each of the Vendors shall only be liable to indemnify the Purchaser in respect of any breach of such representation and warranty by such individual Vendor and not in respect of any breach thereof by any other Vendor;

(b)	the sole and exclusive remedy of the Purchaser as against the Vendors for any Losses in any manner accruing from, arising out of or with respect to, or relating to any representation and warranty by the Vendors or Voyageur contained in Part 2 of Article 3 of this Agreement, or in any agreement, instrument, certificate, or other document given pursuant hereto (other than any representation or warranty under section 3.20) including without limitation in respect of a certificate provided in accordance with section Error! Reference source not found., shall be to make a claim against the Warranty Holdback Amount;

(c)	the sole and exclusive remedy of the Purchaser as against the Vendors for any Losses in any manner accruing from, arising out of or with respect to, or relating to the litigation described in Schedule 3.21 or the environmental warning notice described in Schedule 3.27 shall be to make a claim against the Warranty Holdback Amount under this section 4.3;

(d)	the Purchaser will not be entitled to advance any new claim for indemnity under this section 4.3 after the date which is 12 months after the Closing Date;

(e)	the Vendors shall have no liability under this section 4.3 unless and until the aggregate amount of the Vendors’ liability hereunder exceeds $500,000 after which the Vendors shall be obliged to indemnify for the full amount of such liability without regard to such limitation; and

(f)	the Vendors shall have no liability under this section 4.3 to the extent that the aggregate amount of the Vendors’ liability thereunder exceeds the Warranty Holdback Amount and accrued interest thereon.

4.4 Provisions regarding Indemnity Claims

     The following provisions will apply to any claim by the Purchaser for indemnification by the Vendors pursuant to section 4.3 (the “Indemnity Claim”):

(a)	promptly after becoming aware of any matter that may give rise to an Indemnity Claim, the Purchaser will provide to the Vendors (with a copy to the Escrow Agent) written notice of the Indemnity Claim specifying (to the extent that information is available) the factual basis for the Indemnity Claim and the amount of the Indemnity Claim or, if an amount is not then determinable, an estimate of the amount of the Indemnity Claim, if an estimate is feasible in the circumstances;

(b)	if an Indemnity Claim relates to an alleged liability or obligation to any other Person (a “Third Party Liability”), including any Governmental Entity, which is of a nature such that Voyageur or the Purchaser is required by applicable law to make a payment to, or incur any cost to discharge an obligation to, a third party, including any requirement for payment before the relevant procedure for challenging the existence or quantum of the alleged liability or obligation can be implemented or completed, then Voyageur or the Purchaser may, in its discretion, notwithstanding the provisions of subsections 4.4 (c) and (d), make such payment and demand reimbursement for such payment under the Holdback Escrow Agreement, to the extent of the Warranty Holdback Amount and accrued interest; provided that, if the alleged Third Party Liability as finally determined on completion of settlement negotiations or related legal proceedings is less than the amount which is paid out from the Warranty Holdback Amount in respect of the related Indemnity Claim, then Voyageur or the Purchaser, as the case may be, shall forthwith following the final determination repay to the Escrow Agent the amount by which the amount of the Third Party Liability as finally determined is less than the amount which is so paid out from the Warranty Holdback Amount, plus any related interest, to be held in accordance with the terms of the Holdback Escrow Agreement;

(c)	neither Voyageur nor the Purchaser shall negotiate, settle, compromise or pay (except in the case of payment of a judgment) any Third Party Liability as to which the Purchaser proposes to assert an Indemnity Claim, except with the prior consent of the Vendors (which consent shall not be unreasonably withheld, conditioned or delayed), unless there is a reasonable possibility that such Third Party Liability may materially and adversely affect the condition of the Business, Voyageur or the Purchaser, in which case Voyageur and the Purchaser shall have the right, after notifying the Vendors, to negotiate, settle, compromise or pay such Third Party Liability without prejudice to the rights of indemnification hereunder;

(d)	with respect to any Third Party Liability, if the Vendors admit the Purchaser’s right to indemnification for the amount of such Third Party Liability that may at any time be determined or settled then, in any legal, administrative or other proceedings or negotiations to the Third Party Liability, the following procedures will apply:

(i)	except as contemplated by subparagraph 4.4(d)(iii), the Vendors (at their sole cost entirely) will have the right to assume carriage of the compromise or settlement of the Third Party Liability and the conduct of any related legal, administrative or other proceedings or negotiations, but the Purchaser shall have the right and shall be given the opportunity, at its expense, to participate in the defence of the Third Party Liability, to consult with the Vendors in the settlement of the Third Party Liability and the conduct of related legal, administrative and other proceedings or negotiations (including consultation with counsel) and to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Vendors and the Purchaser shall be retained by the Vendors;

(ii)	the Vendors will co-operate with the Purchaser in relation to the Third Party Liability, will keep it fully advised with respect thereto, will provide it with copies of all relevant documentation as it becomes available, will provide it with access to all records and files relating to the defence of the Third Party Liability and will meet with representatives of the Purchaser at all reasonable times to discuss the Third Party Liability; and

(iii)	notwithstanding subparagraphs 4.4(d)(i) and (ii), the Vendors will not settle the Third Party Liability or conduct any legal, administrative or other proceedings in any manner which could, in the reasonable opinion of the Purchaser, have a material adverse affect on the condition of the

Business, Voyageur or the Purchaser, except with the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed);

(e)	if, with respect to any Third Party Liability, the Vendors do not admit the Purchaser’s right to indemnification or decline to assume carriage of the compromise or settlement of any legal, administrative or other proceedings or negotiations relating to the Third Party Liability, then the Purchaser, at its discretion, may assume carriage of the settlement or of any legal, administrative or other proceedings relating to the Third Party Liability and may defend or settle the Third Party Liability on such terms as the Purchaser, acting in good faith, considers advisable;

(f)	any cost, lost, damage or expense incurred or suffered or other amounts paid by Voyageur or the Purchaser in the settlement or defence of such Third Party Liability or the conduct of any legal, administrative or other proceedings shall be added to the amount of the Indemnity Claim, including legal and other professional fees and costs incurred and any Taxes thereon in respect of the same; and

(g)	notwithstanding any other provision of this Agreement or any other agreement between any of the Vendors and Voyageur, none of the Vendors shall have, and each of the Vendors hereby absolutely, irrevocably and unconditionally releases, any claim for contribution or indemnity, or any other claim or right of action whatsoever, against Voyageur in respect of any Indemnity Claim, whether based in contract or tort or under any principle of law or equity whatsoever.

4.5 Tax Indemnity and Tax Returns

(a)	The Vendors shall jointly and severally be liable for and jointly and severally defend, indemnify and hold harmless the Purchaser and Voyageur against, all Taxes owed by Voyageur or its successors in or in respect of taxable periods, or any portion thereof, of Voyageur ending before the Closing Date (other than Taxes that relate to taxable periods, or any portion thereof, ending before the Closing Date which are attributable to transactions occurring on or after the Closing Date which are effectuated or initiated by the Purchaser) and that are not provided for in the Final Net Working Capital Statement. The Vendors shall be entitled to all Tax refunds (including interest), if any, that are related to, and to the extent of, any payments made to the Purchaser or Voyageur under this subsection 4.5(a).

(b)	The Purchaser shall be liable for and defend, indemnify and hold harmless the Vendors against all Taxes owed by Voyageur or its successors in or in respect of taxable periods, or any portion thereof, of Voyageur that commence on or after the Closing Date (including, for this purpose, any Taxes that relate to periods, or any portion thereof, ending on or before the Closing Date which are attributable to transactions occurring on or after the Closing Date which are effectuated or initiated by the Purchaser). The Purchaser shall be entitled to any Tax refund of Voyageur (including interest), if any, that is related to, and to the extent of, any payments made to the Vendors under this subsection 4.5(b).

(c)	Notwithstanding any other provision of this Agreement, the obligations of the Parties to indemnify each other pursuant to this section 4.5 shall not be subject to any restrictions or limitations other than those expressly set forth in this Section 4.5 or in Section 9.6 and shall continue until ninety days after the expiration of all applicable statutes of limitations (taking into account any extensions or waivers thereof but only if the Vendors have consented to such waivers or extensions) for the assessment of Taxes covered by this section 4.5, have expired. Additionally, the representations and warranties in section 3.20 with respect to Taxes shall survive until ninety days after the expiration of such statutes of limitations.

(d)	Neither Party shall take any action the purpose and intent of which is to prejudice the defense of any claim subject to indemnification under this section 4.5 or to induce a third party (including any Governmental Entity) to assert a claim (or commence a Tax Audit) subject to indemnification under this section 4.5.

(e)	After the Closing, the Purchaser shall notify the chief financial officer of each of the Vendors in writing (including by telecopier) within 10 days of the receipt of any written notice of any pending or threatened Tax Audit which, if determined adversely, could be grounds for indemnification under this section 4.5 (a “Tax Claim”); provided, however, that any failure to give such notice shall not affect the rights of the parties hereunder unless and except to the extent such failure materially and adversely affects the indemnifying party’s ability to defend, or its right to participate in the defence of, such Tax Claim.

(f)	Tax Conduct

(i)	In the case of a Tax Audit relating to any taxable years or periods ending on or before the Closing Date, the Vendors shall have the right, at their expense, to control the conduct of such Tax Audit; provided, however, that if such Tax Audit would be reasonably expected to result in a material increase in Tax liability of or with respect to Voyageur or its assets for taxable periods ending after the Closing Date, the Vendors shall not settle any such Tax Audit without the consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed. If the Vendors fail to participate in the conduct of any such Tax Audit, the Purchaser may defend and settle such Tax Claim in such manner as it may deem appropriate in its sole discretion, and in such case is entitled to reimbursement from the Vendors of reasonable costs and expenses in any manner accruing from, arising out of, or with respect to or relating to, such Tax Audit.

(ii)	In the case of a Tax Audit relating to any taxable years or periods ending after the Closing Date, the Purchaser shall have the right, at its expense, to control the conduct of such Tax Audit; provided, however, that if such Tax Audit would be reasonably expected to result in a material increase in Tax liability of Voyageur relating to taxable periods ending on or before the Closing Date, the Purchaser shall not settle any such Tax Audit without the consent of the Vendors, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii)	If the Purchaser and the Vendors cannot agree with respect to any matter relating to the conduct of a Tax Audit described in this subsection 4.5(f), they shall jointly appoint an impartial Tax lawyer, whose expertise in Taxes is nationally recognized in the applicable jurisdiction (the “Advisor”), mutually acceptable to the Vendors and the Purchaser (or, if they cannot agree on a mutually acceptable Tax lawyer, they shall cause their respective law firms to select such lawyer). The Purchaser and the Vendors shall provide to the Advisor full co-operation. The Advisor shall be instructed to reach its conclusion regarding the dispute within 15 Business Days. The conclusion reached by the Advisor shall be conclusive and binding on the Vendors and the Purchaser. All fees payable to the Advisor in connection with the resolution of such disagreements shall be divided equally between the Vendors (as to 50% collectively) and the Purchaser.

(g)	The Purchaser, in its discretion, may demand reimbursement in respect of all or any portion of any indemnity payments to be made by the Vendors under this section 4.5 from the Warranty Holdback Amount, and accrued interest, under the Holdback Escrow Agreement, or from the Vendors, or both.

(h)	Any indemnity payment made by the Vendors to the Purchaser, or by the Purchaser to the Vendors, pursuant to this Agreement shall, to the extent permitted under applicable Tax law, be treated for all tax purposes as an adjustment to the consideration paid with respect to the Purchased Shares.

ARTICLE 5 - COVENANTS OF THE VENDORS AND OF VOYAGEUR

5.1	Covenants of the Vendors

     The Vendors shall cause Voyageur to perform all of its covenants contained in this Agreement which are to be performed by Voyageur prior to the Time of Closing.

5.2	Access to Voyageur

     Voyageur shall make available to the Purchaser and its authorized representatives information relating to Voyageur and the Business and access to the properties and personnel of Voyageur pursuant to the confidentiality agreement between the Purchaser and BMO Nesbitt Burns Inc. on behalf of the Vendors and Voyageur dated January 14, 2004. At all times prior to the Time of Closing, Voyageur shall assist and cause the Auditor to assist, the Purchaser, its auditors and their respective authorized representatives in investigations in respect of the property, assets and undertakings of Voyageur and the Business, to the extent that the Purchaser may reasonably require, to enable the Purchaser to conduct due diligence in respect of the transactions contemplated by this Agreement, including without limitation the financing contemplated by section 5.5 hereof. Except to the extent required by law, Voyageur and each of the Vendors shall maintain the confidentiality of all confidential information of the Purchaser including, without limitation, the financial terms of this Agreement and any information relating to any existing or proposed financing arrangements of the Purchaser.

5.3	Delivery of Books and Records

     At the Time of Closing there shall be delivered to the Purchaser by Voyageur all of the books and records of and relating to Voyageur and the Business.

5.4	Conduct Prior to Closing

     Without in any way limiting any other obligations of the Vendors or of Voyageur hereunder, during the period from the date hereof to the Time of Closing:

(a)	Conduct Business in the Ordinary Course. Voyageur shall conduct the Business and the operations and affairs of Voyageur only in the ordinary and normal course of business consistent with past practice, and Voyageur shall not without the prior written consent of the Purchaser, which shall not be unreasonably withheld, conditioned or delayed, enter into any transaction or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of Voyageur or the Vendors contained herein, and provided further that Voyageur shall not enter into any material supply arrangements, make any material decisions or enter into or alter any material Contracts out of the ordinary course of business without the consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed;

(b)	Continue Insurance. Voyageur shall continue to maintain in full force and effect all policies of insurance or renewals thereof now in effect and shall give all notices and present all claims under all policies of insurance in a due and timely fashion;

(c)	Regulatory Consents. Voyageur shall use commercially reasonable efforts to maintain the Licences up to the Time of Closing;

(d)	Further Obligations of Voyageur. To the extent not specifically provided in this section 5.4, the Vendors shall cause Voyageur to perform all of its pre-Time of Closing obligations contemplated by this Agreement;

(e)	Contractual Consents. Voyageur shall use commercially reasonable efforts to give or obtain the notices, consents and approvals for the Contracts described in

Schedule 3.16 required as a result of the transactions contemplated in this Agreement;

(f)	Discharge Liabilities. Voyageur shall pay and discharge the liabilities of Voyageur in the ordinary course in accordance and consistent with the previous practice of Voyageur, except those contested in good faith by Voyageur;

(g)	Corporate Action. Voyageur shall take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and to complete the transfer of the Purchased Shares to the Purchaser and Voyageur and the Vendors shall cause all necessary meetings of directors and shareholders of the Vendors and Voyageur to be held for such purpose;

(h)	Issuance of Shares. Voyageur shall not issue any shares in the capital of Voyageur or enter into any agreement or grant any option or any right or privilege capable of becoming an agreement for the purchase, subscription, allotment or issuance of any unissued shares or other securities of Voyageur;

(i)	Dividends. From the date of this Agreement until and including the Closing Date, Voyageur shall not declare or pay any declared but unpaid dividends;

(j)	Commercially Reasonable Efforts. Each of Voyageur and the Vendors shall use their commercially reasonable efforts to satisfy the conditions contained in section 8.1; and

(k)	Tax Conduct. Prior to Voyageur or the Vendors changing any financial or Tax accounting methods, policies or practices of Voyageur, except as required by a change in GAAP or SEC rules, regulations or guidelines or applicable law, making, revoking or amending any Tax election of Voyageur, filing any Tax Return (or any amendment thereto) or claiming refund by Voyageur, consenting to extend the period of limitations for the payment or assessment of any Tax of Voyageur, or settling or compromising any Tax liability or refund of Voyageur, the Vendors will provide the Purchaser with written notice of, and a reasonable opportunity to consult with Voyageur regarding, such intended action.

5.5	Co-operation re Purchaser’s Financing

     The Vendors and Voyageur will co-operate with the Purchaser in respect of the financing being arranged by the Purchaser for the transactions contemplated in this Agreement and, in this regard:

(a)	the Vendors and Voyageur will provide documents in respect of such financing, whether relating to the incurrence by Voyageur of any debt, liability or obligation in respect of such financing or the grant of security over the assets of Voyageur or the Purchased Shares to secure such financing, or otherwise, and, where applicable, in permitting or authorizing the filing or registration of such security, provided that legal counsel to the Vendors and Voyageur, acting reasonably, are satisfied with the terms of delivery of such documents in escrow and the conditions of release and, in this regard and without limitation, the Vendors and Voyageur may require that they be provided with executed releases and discharges of any security or other documents so granted;

(b)	Voyageur will retain the Auditor, and the Vendors will consent to the Auditor being retained by Voyageur on the terms of the Auditor’s Engagement Letter to provide, at the Purchaser’s expense, to Voyageur, the Purchaser and the underwriters named in the Purchaser’s financing circular, as applicable, the SAS 72/100 comfort letters, audited financial statements of Voyageur for the fiscal years ended December 31, 2003 and 2002; unaudited financial statements of Voyageur for the three months ended March 31, 2004 and 2003; the written consent of the Auditor to the use of its audit reports in the Purchaser’s financing offering circular and subsequent registration on Form F-4 that the Purchaser will file with the SEC relating to the exchange of securities registered under the Securities Act for securities that are offered pursuant to the Purchaser’s financing offering circular, all as more particularly provided in the Auditor’s Engagement Letter;

(c)	Voyageur and Boise will co-operate with the Purchaser and provide in a timely fashion such information and assistance to the Auditor as may be requested by the Auditor or the Purchaser in performing its work under the Auditor’s Engagement Letter;

(d)	Prior to the Time of Closing, the Purchaser shall reimburse Voyageur for all fees and expenses paid or payable to the Auditor in respect of the services rendered to Voyageur pursuant to the Auditor’s Engagement Letter;

(e)	Voyageur shall, at the reasonable request of the Purchaser, request KPMG to comply with its obligations under the Auditor’s Engagement Letter, provided that, notwithstanding this subsection or any other provisions of this Agreement, the compliance by the Auditor with its obligations under the Auditor’s Engagement Letter, including, without limitation, the provision of the SAS 72/100 comfort letters or any other documents to the satisfaction of the Purchaser, shall not constitute a Purchaser’s Condition and neither the Vendors nor Voyageur shall have any obligation or liability to the Purchaser in respect of any failure or refusal by the Auditor to comply with the Auditor’s Engagement Letter.

5.6	Delivery of Documents

     The Vendors shall deliver and cause to be delivered to the Purchaser all necessary transfers, assignments and other documentation reasonably required to transfer the Purchased Shares to the Purchaser with good and marketable title, free and clear of all Encumbrances, except for Permitted Encumbrances.

5.7	Delivery of Corporate and Closing Documentation

     Each of the Vendors shall ensure delivery to the Purchaser of certificates of status and copies, certified by a senior officer of such Vendor and Voyageur, respectively, dated as of the Closing Date, of the articles and by laws (or other applicable constating documents) of such Vendor and Voyageur and of the resolutions of such Vendor and, if necessary, Voyageur authorizing its execution, delivery and performance of this Agreement and any documents to be provided by either of them pursuant to the provisions hereof. Voyageur and each of the Vendors shall also execute and deliver or cause to be executed and delivered to the Purchaser such other documents relevant to the closing of the transactions contemplated hereby as the Purchaser may request, acting reasonably, including without limiting the generality of the foregoing, all necessary transfers, assignments, assumptions and other documentation reasonably required to effect the covenants, agreements and transactions provided for in this Agreement.

5.8	Expiration of Covenants

     If the Closing occurs, the covenants of the Vendors and Voyageur contained in Articles 5, 7 and 9 (except section 9.3) shall be deemed to have expired at the Time of Closing and any of such covenants which were not fulfilled prior to the Time of Closing shall be deemed to have been irrevocably waived by the Purchaser, except to the extent that a certificate provided to the Purchaser as contemplated in subsection 8.1(b) is incorrect in which case the sole and exclusive remedy of the Purchaser against the Vendors in respect of such incorrect certificate shall be to make a claim against the Warranty Holdback Amount.

ARTICLE 6 - PURCHASER’S COVENANTS

6.1	Delivery of Purchaser’s Corporate and Closing Documentation

     The Purchaser shall deliver to the Vendors a certificate of status and a copy, certified by a senior officer of the Purchaser, dated as of the Closing Date, of its articles and by laws (or other applicable constating documents) and of the resolution authorizing the execution, delivery and performance by the Purchaser of this Agreement and any documents to be provided by it pursuant to the provisions hereof. The Purchaser shall also execute and deliver or cause to be executed and delivered a copy of each of such other documents relevant to the closing of the transaction contemplated hereby as the Vendors, acting reasonably, may request, including without limiting the generality of the foregoing, all necessary transfers, assignments, assumptions and other documentation reasonably required to effect the covenants, agreements and transactions provided for in this Agreement.

6.2	Conduct Prior to Closing

     Without in any way limiting any other obligations of the Purchaser hereunder, during the period from the date hereof to the Time of Closing:

(a)	Corporate Action. The Purchaser shall take and cause its Affiliates to take, all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and to complete the purchase of the Purchased Shares from the Vendors and to cause all necessary meetings of directors and shareholders of the Purchaser or its Affiliates to be held for such purpose; and

(b)	Commercially Reasonable Efforts. The Purchaser shall use its commercially reasonable efforts to satisfy the conditions contained in section 8.2.

6.3	Post Closing Covenants

     The Purchaser shall use commercially reasonable efforts to cause Voyageur to be amalgamated with or wound up into the Purchaser or an Affiliate of the Purchaser or dissolved as soon after the Closing Date as is practicable. Without in any way limiting any other obligations of the Purchaser hereunder, from and after the Time of Closing:

(a)	Final Net Working Capital Statement. Further to section 2.4, the Purchaser shall cause Voyageur to make available to the Auditor all books and records of Voyageur and to co-operate with the Auditor as reasonably required, each in such manner to allow the Auditor to audit the Final Net Working Capital Statement and to deliver the Auditor’s Report.

(b)	Auditor’s Report. The Purchaser shall assist as reasonably required in order for the Purchaser’s Auditor to audit the Final Net Working Capital Statement and to deliver the Auditor’s Report.

(c)	Further Obligations of Voyageur. To the extent not specifically provided in this section 6.3, the Purchaser shall cause Voyageur to perform all of its post-Time of Closing obligations contemplated by this Agreement.

(d)	Future Access to Books, Records and Employees. The Purchaser shall preserve and keep any records of the Vendors, Voyageur or the Business delivered to the Purchaser for a period of six (6) years from the Closing Date, or for any longer period as may be required by any applicable law or regulation, or pursuant to any policy, order or direction of any Governmental Entity having jurisdiction or pursuant to subsection 6.4(c). Upon reasonable advance notice, after the Closing Date, the Purchaser will grant the Vendors and their representatives reasonable access during normal business hours, and hereby grants to the Vendors a license free of charge, to use the books, records and documentation of the Business relating to the period up to the Closing Date, including, without limitation, any employment records relating to the period up to the Closing Date of the employees, and computer systems, tapes, discs, records and software acquired as part of the Business. In addition, following Closing, for the purposes of satisfying its obligations or enforcing or defending its rights, under, pursuant to, or in respect of, any liabilities or obligations of the Vendors relating to any Losses or otherwise in respect of the Business prior to the Closing, upon reasonable advance notice, the Purchaser shall permit the Vendors and its representatives reasonable access during normal business hours to the following: (i) the books, records and documentation of the Business; and (ii) the employees employed in the Business. The Purchaser shall use reasonable efforts to make available to the Vendors the employees employed by Voyageur or the Purchaser in the Business for the purposes of giving evidence in any legal proceeding relating to matters or circumstances arising prior to Closing.

6.4	Post-Closing Tax Co-operation

(a)	Within forty-five days after the Closing Date, the Vendors shall cause all Tax Returns of Voyageur to be timely and properly prepared for all periods ending on or before the Closing Date. The Purchaser shall cause Voyageur and any relevant persons to co-operate fully and promptly in connection with the Vendors’ preparation and filing of such returns. The Purchaser, upon Voyageur’s receipt and approval of same, which approval shall not be unreasonably withheld, conditioned or delayed, will cause Voyageur to sign and timely file the Tax Returns with the relevant Governmental Entities.

(b)	Without derogating from any other obligation Voyageur may have, the Purchaser will cause Voyageur to timely remit any Taxes shown as owing on the Tax Returns referred to in subsection 6.4(a).

(c)	Each of the Purchaser, Voyageur and the Vendors shall co-operate fully, as and to the extent reasonably requested by one of the other Parties, for any purpose with respect to Taxes of Voyageur (including any audit, litigation or other proceeding) relating to a period ending on or before the Closing Date. The Vendors shall control any such audit, litigation or other proceeding. Such co-operation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each of the Purchaser, Voyageur and each of the Vendors agrees (i) to retain all books and records with respect to tax matters pertinent to Voyageur until the expiration of the applicable statute of limitations, (ii) to give the Vendors reasonable written notice prior to transferring, destroying or discarding any such books and records and, if so requested, shall allow the Vendors reasonable access to such books and records, and (iii) to provide such information as may be requested by the Purchaser with respect to the Tax Returns of Voyageur including, without limitation, information concerning transactions between Voyageur and any of the Vendors as may be in the possession of such Party.

(d)	The Purchaser and Voyageur, upon reasonable request by the Vendors, shall use all reasonable commercial efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Taxes that could be imposed on Voyageur in respect of a period, or any portion thereof, ending on or before the Closing Date.

(e)	Without the prior written consent of the Vendors, neither the Purchaser nor Voyageur shall file an amended Tax Return, or any other document, which attempts to alter Voyageur’s tax position in respect of a period (or any portion thereof) ending on or before the Closing Date.

ARTICLE 7- REGULATORY APPROVALS

7.1	Control of Operations

     The Purchaser agrees that, prior to the Closing Date, the Purchaser may not and hereby agrees that it will not exercise control over or otherwise attempt to influence or interfere in the affairs of Voyageur or the Business.

7.2	Assistance Regarding Applications

     Each of the Vendors and the Purchaser will use their commercially reasonable efforts to assist each other in obtaining the regulatory approvals required to enable the transactions under this Agreement to be completed. Any Party that receives a notice providing for any such regulatory approval shall provide notice to the other Parties as soon as commercially reasonably possible and in any event not later than 5:00 p.m. on the next Business Day following receipt of such notice.

7.3	Purchaser’s Efforts

     The Purchaser will make on a timely basis and diligently pursue all requisite applications and notifications necessary to secure any regulatory consents or approvals that may be required to permit the Purchaser to acquire the Purchased Shares.

7.4	Vendors’ Efforts

     The Vendors will, or will cause Voyageur to:

(a)	make on a timely basis and diligently pursue any and all requisite applications and notifications necessary to secure any regulatory consents or approvals that may be required to permit the Vendors to sell the Purchased Shares; and

(b)	support and co-operate in the filing and pursuit of and not intervene in or otherwise hinder, the applications made by the Purchaser to secure any regulatory consents or approvals that may be required to permit the Purchaser to acquire the Purchased Shares.

7.5	Purchaser’s Agreement to Co-operate

     The Purchaser agrees not to exercise, or support or co-operate in or otherwise encourage the exercise by any other person (other than the Vendors or its Affiliates) of, any rights of appeal that may be available in connection with the decisions of the applicable regulatory authorities with respect to the transfer of the Purchased Shares to the Purchaser.

7.6	Competition Act Matters

     Assuming that the Closing Date is the date of this Agreement, the Purchaser represents and warrants to the Vendors that the Purchaser together with its affiliates (as defined in the Competition Act) has assets in Canada which exceed $400 million (Cdn.) and has annual gross revenues from sales in, from and into Canada which exceed $400 million (Cdn.), in either case, as determined pursuant to section 109 of the Competition Act and the regulations thereto and that the Purchaser is not aware of any proposed or likely transaction or event the consequences of which, if taken into account, would affect the foregoing representation and warranty.

     Without limiting the generality of this Article 7, the Purchaser, the Vendors and Voyageur will each use reasonable efforts to obtain Competition Act Compliance and in doing so will co-operate with each other. The Purchaser will as soon as practicable, prepare and provide submissions to the Commissioner of Competition, including a request for a no-action letter and an application for an Advance Ruling Certificate. The Purchaser, the Vendors and Voyageur shall each within 48 hours furnish any information requested under the Competition Act. In addition, if requested by the Commissioner of Competition, the Purchaser or the Vendors, Voyageur and the Purchaser shall file a short-form or long-form pre-merger notification pursuant to the Competition Act. The Purchaser will keep the Vendors and Voyageur reasonably informed of the status of the review process and will provide the Vendors and Voyageur with copies of any submission or application in draft form (with any confidential information redacted therefrom). The Purchaser and Voyageur will each pay one half of any requisite filing fees and applicable Taxes in relation to any filing or application made in respect of the Competition Act.

7.7	H-S-R Act Matters

     In furtherance and not in limitation of the other provisions of this Agreement, each of the Purchaser, the Vendors and Voyageur agree to make an appropriate filing of a notification and report form pursuant to the H-S-R Act with respect to the purchase of the Purchased Shares within ten business days after the date of this Agreement, to supply within three Business Days any information and documentary material that may be further requested by either the FTC or the Antitrust Division of the Department of Justice (the “Antitrust Agencies”) pursuant to the H-S-R Act, and to use reasonable best efforts to co-operate with the Antitrust Agencies to cause the expiration or termination of any applicable waiting periods under the H-S-R Act as soon as practicable. Each of the Parties agrees not to enter into any agreement with a Governmental Entity with respect to the H-S-R waiting period nor to delay or not to consummate the transactions contemplated by this Agreement except with the prior written consent of the other Parties. The Purchaser and Voyageur will each pay one half of any requisite filing fees and applicable Taxes in relation to any filing or application made pursuant to the H-S-R Act.

7.8	Governmental Entity Communications

     Each of the Vendors, Voyageur and the Purchaser shall (i) promptly notify the other Parties of any written communication to that Party from any Governmental Entity located in Canada or the United States and, subject to applicable law, if practicable, permit the other Parties to review in advance any proposed written communication to any such Governmental Entity and incorporate the other Parties’ reasonable comments provided within two Business Days of such review, (ii) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the purchase of the Purchased Shares unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend and (iii) furnish the other Parties with copies of all correspondence, filings and written communications between them and their affiliates and their respective representatives on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to this Agreement and the purchase of the Purchased Shares.

ARTICLE 8 - CONDITIONS OF CLOSING

8.1	Conditions of Closing in Favour of the Purchaser

     The Purchaser’s obligations to effect the covenants, agreements and transactions contemplated in Article 2 shall be subject to the satisfaction or waiver at or prior to the Time of Closing of the following terms and conditions:

(a)	Representations and Warranties. The representations and warranties of each of the Vendors and Voyageur contained in this Agreement shall be true and correct at the Time of Closing, with the same force and effect as if such representations and warranties were made at and as of such time, except where the failure to be so true and correct would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect, and a certificate of an authorized officer of each of the Vendors and Voyageur dated the Closing Date to that effect shall have been delivered to the Purchaser, such certificate to be in form and substance satisfactory to the Purchaser, acting reasonably;

(b)	Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by each of the Vendors and Voyageur at or before the Time of Closing, including but not limited to those deliveries contemplated by Article 5, shall have been complied with or performed except where the failure to comply or perform such covenants would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect, and a certificate of an authorized officer of each of the Vendors and Voyageur, dated the Closing Date, to that effect shall have been delivered to the Purchaser, such certificate to be in form and substance satisfactory to the Purchaser, acting reasonably;

(c)	Regulatory Consents. There shall have been obtained from all appropriate Governmental Entities such consents as are required to be obtained by the Vendors to permit the Licences to remain in effect on the same terms after the Closing, notwithstanding the change of ownership of the Purchased Shares contemplated hereby including, without limitation, those Licences described in Schedule 3.17;

(d)	Contractual Consents for Voyageur. The Vendors shall have given or obtained the notices, consents and approvals required to permit the Contracts described in Schedule 3.16 (other than the Operating and Marketing Agreement) to remain in effect on the same terms after the Closing, notwithstanding the change of ownership of the Purchased Shares, in each case in form and substance satisfactory to the Purchaser, acting reasonably;

(e)	No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Purchased Shares contemplated hereby;

(f)	No Material Damage. No damage to the real or personal property of Voyageur that is used in the Business shall have occurred from February 12, 2004 to the Time of Closing, whether arising by fire or any other hazard, except such incidents of damage that would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect, and a certificate of an authorized officer of each of the Vendors and Voyageur, dated the Closing Date, to that effect shall have been delivered to the Purchaser;

(g)	Legal Opinion. The Vendors shall have delivered to the Purchaser an opinion of McCarthy Tétrault LLP, counsel to the Vendors, in the form attached hereto as Schedule 8.1(g);

(h)	Resignation of Directors and Officers. The director and such officers of Voyageur as the Purchaser may specify shall have resigned in favour of nominees of the Purchaser effective as of the Time of Closing;

(i)	Encumbrances. Any third party bank or commercial lender to Voyageur or the Vendors shall have released or undertaken to release any Encumbrances made in its favour over or with respect to the Purchased Shares or the property of Voyageur;

(j)	Release by Vendor, Directors and Officers. The Vendors and the director and such officers of Voyageur as the Purchaser may specify, by notice delivered to the Vendors not less than 15 Business Days prior to the Closing Date, shall have executed and delivered, at the Time of Closing, releases in favour of Voyageur and the Purchaser in the form attached hereto as Schedule 8.1(j); and

(k)	Merger Notification Law Compliance. Merger Notification Law Compliance shall have been obtained.

If any of the conditions contained in this section 8.1 (the “Purchaser’s Conditions”) shall not at or prior to the Time of Closing be performed or fulfilled to the satisfaction of the Purchaser, acting reasonably, or waived by the Purchaser in writing, then the Purchaser may, by notice to the Vendors, terminate this Agreement and the obligations of the Vendors, Voyageur and the Purchaser under this Agreement.

8.2	Conditions of Closing in Favour of the Vendors

     The Vendors’ obligations to effect the covenants, agreements and transactions contemplated in Article 2 shall be subject to the satisfaction or waiver at or prior to the Time of Closing of the following terms and conditions:

(a)	Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct at the Time of Closing, with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate of an authorized officer of the Purchaser dated the Closing Date to that effect shall have been delivered to the Vendors, such certificate to be in form and substance satisfactory to the Vendors, acting reasonably;

(b)	Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Purchaser at or before the Time of Closing, including but not limited to those deliveries contemplated by Article 6, shall have been complied with or performed and a certificate of a senior officer of the Purchaser dated the Closing Date to that effect shall have been delivered to the Vendors, such certificate to be in form and substance satisfactory to the Vendors, acting reasonably;

(c)	Regulatory Consents. There shall have been obtained, from all appropriate Governmental Entities, such Licences as are required by law to be obtained by the Purchaser to permit the change of ownership of the Purchased Shares contemplated hereby including those described in Schedule 3.17, in each case in form and substance satisfactory to the Vendors, acting reasonably;

(d)	No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Purchased Shares contemplated hereby;

(e)	Legal Opinion. The Purchaser shall have delivered to the Vendors an opinion of Koffman Kalef, counsel to the Purchaser, in the form attached hereto as Schedule 8.2(e); and

(f)	Merger Notification Law Compliance. Merger Notification Law Compliance shall have been obtained.

If any of the conditions in this section 8.2 shall not be at or prior to the Time of Closing performed or fulfilled to the satisfaction of the Vendors, acting reasonably, or waived by the Vendors in writing, then the Vendors may, by notice to the Purchaser, terminate this Agreement and the obligations of the Vendors, Voyageur and the Purchaser under this Agreement.

ARTICLE 9 - CLOSING ARRANGEMENTS

9.1	Place of Closing

     The Parties will meet at 10:00 a.m. (Vancouver, British Columbia time), or such other time as the Parties agree, on the day prior to the Closing Date at the office of Koffman Kalef, at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4 to execute all closing, documentation in escrow, which documents will be released from escrow and delivered to the Parties upon completion of the sale and purchase of the Purchased Shares on the Closing Date.

9.2	Transfer

     As at the Time of Closing, the Vendors shall deliver to the Purchaser certificates representing all the Purchased Shares, duly endorsed in blank for transfer, and will cause the sole director of Voyageur and officers specified by the Purchaser to resign and be replaced by nominees of the Purchaser elected by unanimous written resolutions of the Vendors as shareholders of Voyageur, whereupon, subject to all other terms and conditions hereof being complied with, payment of the Share Purchase Price shall be made in the manner provided in Article 2.

9.3	Further Assurances

     Each Party covenants and agrees to execute and deliver up to the Closing Date, and from time to time subsequent to the Closing Date at the request and expense of the requesting Party, all such documents, including, without limitation, all such additional conveyances, transfers, consents and other assurances and do all such other acts and things as any other Party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence, perfect or effectuate any provision of this Agreement or of any agreement or other document executed pursuant to this Agreement or any of the respective obligations intended to be created hereby or thereby.

9.4	Right to Extend

     The Purchaser may by notice in writing given to the Vendors by May 17, 2004, extend the Closing Date by up to thirty days.

9.5	Liquidated Damages

     If, notwithstanding the performance, fulfillment or waiver of all of the Purchaser’s Conditions, the Purchaser fails to complete the transactions contemplated herein, then the Purchaser shall pay $5 million to the Vendors on the Closing Date, to be allocated among them as they may agree, as a genuine pre-estimate of all damages that would be suffered by Voyageur and the Vendors in such event, and upon such payment being made, Voyageur and each of the Vendors shall be deemed to have accepted such payment in full and final satisfaction of any and all claims any of them may have had against the Purchaser or any of the Purchaser’s directors, officers, employees or agents, in respect of or in any way relating to this Agreement or any of the transactions contemplated herein. If the Purchaser fails to pay $5 million to the Vendors when required to do so pursuant to this section, the Vendors may claim against the Purchaser, and the Purchaser will pay to the Vendors, the $5 million payable pursuant to this section as well as any other Losses which the Vendors have suffered or incurred as a result of the Purchaser’s failure to complete the transactions contemplated herein.

9.6	Maximum Vendor Liability

     Notwithstanding any other provision of this Agreement, in no event, whether as a result of a breach of contract, indemnity, warranty, or representation, a tort (including negligence on the part of any Vendor), strict liability or otherwise, shall the liabilities of any Vendor to the Purchaser or its insurers for all Losses arising out of, or resulting from this Agreement, or from its performance or breach hereunder, exceed the amount of the Share Purchase Price proceeds actually received by such Vendor.

ARTICLE 10 - MISCELLANEOUS

10.1	Notices

(a)	Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy [or similar means of recorded electronic communication (such as electronic mail,] or sent by registered mail, charges prepaid, addressed as follows:

(i)	if to the Vendors:

Boise Cascade Corporation
1111 West Jefferson Street
P.O. Box 50
Boise, Idaho 83728

Attention: Irving Littman

Telecopier: (208) 384-7945

     with a copy to:

McCarthy Tétrault LLP
1300 – 777 Dunsmuir Street
P.O. Box 10424 Pacific Centre
Vancouver, B.C. V7V 1K2

Attention: Jim Titerle

Telecopier: (604) 643-7900

(ii)	if to the Purchaser:

Ainsworth Lumber Co. Ltd.
Suite 3194 Bentall Four P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3

Attention: Catherine Ainsworth

Telecopier: (604) 661-3201

     with a copy to:

Koffman Kalef Business Lawyers
Suite 1900 – 885 West Georgia St.
Vancouver, B.C.
V6C 3H4

Attention: Morley Koffman

Telecopier: (604) 891-3788

(b)	Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this section 10.1.

10.2	Consultation

     The Parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and, except as required by any applicable law or regulatory requirement, neither the Vendors nor the Purchaser shall issue any such press release or make any such public announcement without the prior consent of the other, which consent shall not be unreasonably withheld or delayed.

10.3	Disclosure

     Prior to any public announcement of the transaction contemplated hereby pursuant to section 10.2, no Party shall disclose this Agreement or any aspect of such transaction except, as applicable, on a confidential basis to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with such transaction and counsel to such institution, or as may be required by any applicable law or any regulatory authority or stock exchange having jurisdiction.

10.4	Commercially Reasonable Efforts

     The Parties acknowledge and agree that, for all purposes of this Agreement, an obligation on the part of any Party to use its commercially reasonable efforts to obtain any waiver, consent, approval, permit, licence or other document shall not require such Party to make any payment to any person for the purpose of procuring the same, other than payments for amounts due and payable to such person, payments for incidental expenses incurred by such person and payments required by any applicable law or regulation.

10.5	Assignment

     The Purchaser shall be entitled at any time prior to the Closing to assign this Agreement to any Affiliate of the Purchaser and in such case such assignee shall have and may exercise all the rights, and shall assume all of the obligations, of the Purchaser under this Agreement, and any reference to the Purchaser in this Agreement shall in such case be deemed to refer to such assignee, provided that no such assignment shall release the Purchaser from liability for its obligations as purchaser of the Purchased Shares hereunder. Except as hereinbefore provided, neither this Agreement nor any rights or obligations hereunder shall be assignable by any Party hereto without the prior written consent of each of the other Parties. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors (including any successor by reason of amalgamation of any Party hereto) and permitted assigns.

10.6	Counterparts

     This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF this Agreement has been executed by the Parties.

BOISE CASCADE CORPORATION

By: /s/ Authorized Officer

By: /s/ Authorized Officer

ABITIBI-CONSOLIDATED COMPANY
OF CANADA

By: /s/ Authorized Officer

By: /s/ Authorized Officer

THE NORTHWESTERN MUTUAL LIFE
INSURANCE COMPANY

By: /s/ Richard A. Strait

ALLSTATE INSURANCE COMPANY

By: /s/ Authorized Officer

By: /s/ Authorized Officer

VOYAGEUR PANEL LIMITED

By: /s/ Authorized Officer

By: /s/ Authorized Officer

AINSWORTH LUMBER CO. LTD.

By: /s/ Catherine Ainsworth

By: /s/ Allen Ainsworth